June 12, 2025

Andrew Brodkey
Chief Executive Officer
Idaho Copper Corporation
800 W. Main Street, Suite 1460
Boise, ID 83702

       Re: Idaho Copper Corporation
           Form 10-K for the Fiscal Year Ended January 31, 2024
           Filed May 15, 2024
           File No. 333-108715
Dear Andrew Brodkey:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Cassi Olson